SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

ARAMARK CORPORATION

(Name of the Issuer)

ARAMARK CORPORATION

JOSEPH NEUBAUER

GS CAPITAL PARTNERS V FUND, L.P.

J.P. MORGAN PARTNERS (BHCA), L.P.

CCMP CAPITAL INVESTORS II, L.P.

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

THOMAS H. LEE EQUITY FUND VI, L.P.

(Names of Person(s) Filing Statement)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

038521100

(CUSIP Number of Class of Securities)

ARAMARK Corporation ARAMARK Tower 1101 Market Street Philadelphia, Pennsylvania 19107 Attn: Bart J. Colli, Esq. (215) 238-3000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Wachtell Lipton Rosen & Katz 51 W. 52nd Street New York, New York 10019 Attn: Mark Gordon, Esq. (212) 403-1000	Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Attn: Charles I. Cogut, Esq. Attn: Mario A. Ponce, Esq. (212) 455-2000

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attn: James C. Morphy, Esq. (212) 558-4000	Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 Attn: Creighton O’M. Condon, Esq. Attn: Stephen M. Besen, Esq. (212) 848-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check	the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transaction valuation*	Amount of filing fee
$6,236,932,426.62	$667,351.77
*	Set forth the amount on which the filing fee is calculated and state how it was determined.
*	Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) the sum of 55,870,025 shares of Class A Common Stock, 124,363,519 shares of Class B Common Stock, approximately 1,266,631 restricted stock units and approximately 8,064 director deferred stock units and (ii) the merger consideration of $33.80 per share (equal to $6,134,978,451.34) and (b) the product of options to purchase 10,370,499 shares of common stock with exercise prices less than $33.80 and approximately $9.83 (which is the difference between $33.80 and the weighted average exercise price per share) (equal to $101,953,975.28). In accordance with the Exchange Act Rule 0-11(c), the filing fee was determined by multiplying 0.000107 by the aggregate transaction valuation of $6,236,932,426.62.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $667,392.10

Form or Registration No.: Schedule 14A

Filing Party: ARAMARK Corporation

Date Filed: September 7, 2006

Introduction

This Amendment No. 5 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by ARAMARK Corporation, a Delaware corporation (the “Company”), Joseph Neubauer, GS Capital Partners V Fund, L.P., a Delaware limited partnership, J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership, CCMP Capital Investors II, L.P., a Delaware limited partnership, Warburg Pincus Private Equity IX, L.P., a Delaware limited partnership, and Thomas H. Lee Equity Fund VI, L.P , a Delaware limited partnership (collectively, together with the Company and Mr. Neubauer, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

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Item 15. Additional Information

Item 15(b) is hereby amended and supplemented as follows:

On December 20, 2006, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Agreement and Plan of Merger, dated as of August 8, 2006, by and among the Company, RMK Acquisition Corporation (“MergerCo”) and RMK Finance LLC (“FinanceCo”).

On January 26, 2007, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which MergerCo was merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). As a result of the Merger, the Company became a wholly-owned subsidiary of ARAMARK Intermediate HoldCo Corporation (“HoldCo”), which is a wholly-owned subsidiary of ARAMARK Holdings Corporation (“Parent”). Generally, at the effective time of the Merger, (i) each outstanding share of common stock of the Company (other than shares held in the treasury of the Company or owned by MergerCo, FinanceCo, Parent, HoldCo, the Company or any direct or indirect wholly-owned subsidiary of MergerCo, FinanceCo, Parent, HoldCo or the Company and other than shares held by stockholders who were entitled to and properly exercised statutory appraisal rights in compliance with all of the required procedures under Delaware law) was automatically converted into the right to receive $33.80 in cash, without interest, and (ii) the separate corporate existence of MergerCo ceased.

As a result of the Merger, the registration of the Company’s common stock under the Securities Exchange Act of 1934, as amended, will be terminated upon application to the Securities and Exchange Commission. In addition, the Company’s Class B common stock will no longer be listed on any exchange or quotation system, including the New York Stock Exchange.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of ARAMARK Corporation, incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on November 20, 2006.

(a)(2) Form of Proxy Card (incorporated herein by reference to Appendix I of the Proxy Statement).

(a)(3) Form of Proxy Card (incorporated herein by reference to Appendix II of the Proxy Statement).

(a)(4) Letter to Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(5) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a)(6) Press Release dated August 8, 2006 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by ARAMARK Corporation with the Securities and Exchange Commission on August 8, 2006).

(a)(7) Script dated August 8, 2006 (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 8, 2006).

(a)(8) Email from Joseph Neubauer to ARAMARK Corporation’s Employees re: ARAMARK Announces Signing of Merger Agreement (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 8, 2006).

(a)(9) Script dated August 10, 2006 (incorporated by reference to the Schedule 14A filed by ARAMARK Corporation on August 10, 2006).

(a)(10) Press Release, dated January 26, 2007.

(b)(1) Debt Commitment Letter, dated August 8, 2006, from Goldman Sachs Credit Partners L.P., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to RMK Finance LLC.**

(c)(1) Opinion of Credit Suisse Securities (USA) LLC, dated August 8, 2006 (incorporated herein by reference to Annex B of the Proxy Statement).

(c)(2) Negotiating Presentation, dated July 5, 2006, prepared by J.P. Morgan Securities, Inc. and Goldman, Sachs & Co. delivered to Credit Suisse Securities (USA) LLC.*

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(c)(3) Presentation, dated August 7, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(c)(4) Draft presentation, dated July 17, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(c)(5) Draft presentation, dated June 25, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(c)(6) Draft presentation, dated June 2, 2006, prepared by Credit Suisse Securities (USA) LLC for the Special Committee of the Board of Directors of ARAMARK Corporation.*

(d)(1) Agreement and Plan of Merger, dated August 8, 2006, among RMK Acquisition Corporation, RMK Finance LLC, and ARAMARK Corporation (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated August 8, 2006, between RMK Acquisition Corporation and Joseph Neubauer (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3) Rollover Equity Commitment Letter, dated August 8, 2006, from Joseph Neubauer to RMK Acquisition Corporation (incorporated herein by reference to Exhibit 7.06 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(d)(4) Interim Investors Agreement, dated August 8, 2006, among RMK Acquisition Corporation, RMK Finance LLC, GS Capital Partners V Fund, L.P., CCMP Capital Investors II, L.P., J.P. Morgan Partners (BHCA), L.P., Thomas H Lee Equity Fund VI, L.P., Warburg Pincus Private Equity IX, L.P. and Joseph Neubauer (incorporated herein by reference to Exhibit 7.16 of Amendment No. 17 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on August 8, 2006).

(d)(5) Form of Registration Rights Agreement among ARAMARK Corporation and Joseph Neubauer and each of the other holders listed on Schedule 1 thereto (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-1 (File No. 333-65226) filed by ARAMARK Corporation with the Securities and Exchange Commission on September 6, 2001).

(d)(6) Employment Agreement dated October 27, 2003 between ARAMARK Corporation and Joseph Neubauer (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K for the fiscal year ended October 3, 2003 filed by ARAMARK Corporation with the Securities and Exchange Commission on December 19, 2003).

(d)(7) Employment Agreement dated November 2, 2004 between ARAMARK Corporation and Joseph Neubauer (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K/A filed by ARAMARK Corporation with the Securities and Exchange Commission on November 8, 2004).

(d)(18) Form of Indemnification Agreement and attached schedule (incorporated by reference to exhibit 10.4 to the Current Report on Form 8-K filed by ARAMARK Corporation with the Securities and Exchange Commission on August 10, 2005).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).

(g) None.

*	Previously filed on September 7, 2006
**	Previously filed on October 11, 2006

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SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 26, 2007

ARAMARK CORPORATION

By:	/s/ L. Frederick Sutherland
Name: L. Frederick Sutherland
Title: Executive Vice President

/s/ Joseph Neubauer
Joseph Neubauer

GS CAPITAL PARTNERS V FUND, L.P.

By:	GSCP V Advisors, L.L.C., its General Partner

By:	/s/ Sanjeev Mehra
Name: Sanjeev Mehra
Title: Managing Director and Vice President

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P., its General Partner

By:	JPMP Capital Corp., its General Partner

By:	/s/ John C. Wilmot
Name: John C. Wilmot
Title: Managing Director

CCMP CAPITAL INVESTORS II, L.P.

By:	CCMP Capital Associates, L.P., its General Partner

By:	CCMP Capital Associates GP, LLC, its general partner

By:	/s/ Stephen Murray
Name: Stephen Murray
Title: President and Chief Operating Officer

WARBURG PINCUS PRIVATE EQUITY IX, L.P.

By:	Warburg Pincus IX LLC, its General Partner

By:	Warburg Pincus Partners, LLC, its Sole Member

By:	Warbus Pincus & Co., its Managing Member

By:	/s/ Kewsong Lee
Name: Kewsong Lee
Title: Partner

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL Equity Advisors VI, LLC, its General Partner

By:	Thomas H Lee Partners, L.P., its Sole Member

By:	Thomas H. Lee Advisors, LLC, its General Partner

By:	/s/ Todd Abbrecht
Name: Todd Abbrecht
Title: Managing Director

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